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                             August 5, 2022

       Michael Galai
       Chief Legal Officer
       Nayax Ltd.
       3 Arik Einstein Street, Bldg. B, 1st Floor
       Herzliya 4659071, Israel

                                                        Re: Nayax Ltd.
                                                            Draft Registration
Statement on Form 20-F
                                                            Submitted July 18,
2022
                                                            CIK No. 0001901279

       Dear Mr. Galai:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated March 29, 2022.

       Draft Registration Statement on Form 20-F submitted July 18, 2022

       Our Growth Strategies
       Pursue targeted and strategic M&A, page 43

   1. You disclose that in July 2021, you acquired a controlling stake in Tigapo. In light of your conclusion in your
response to prior comment 10 that you do not control Tigapo, please revise this
disclosure accordingly.
 Michael Galai
FirstName
Nayax Ltd.LastNameMichael Galai
Comapany
August     NameNayax Ltd.
       5, 2022
August
Page 2 5, 2022 Page 2
FirstName LastName
Notes to Consolidated Financial Statements
Note 6 - Business combinations and equity method investees
d. Agreements for the acquisition of the shares of Tigapo Ltd., page F-38

2. We continue to consider your response to prior comment 10 and may have further comments.
Note 26 - Subsequent Events
d. Share-based compensation, page F-66

3. Please revise to disclose the expected financial statement impact of the equity-based awards granted on March 28, 2022, as well as any subsequent awards. Refer to paragraph
         21(b) of IAS 10.
        You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Joshua Shainess, Legal Branch Chief, at
(202) 551-7951
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology